Morgan Stanley Europe SE

Form SBSE-A; Item 13-A

Supplemental Information

Firm Name: Deloitte GmbH
Address: Wirtschaftsprugungsgelellschaft, Franklinstrasse 50, 60486 Frankfurt Main, Germany
Effective date: 13 February 2019
Type: Auditor

In addition, the applicant makes use of firmwide arrangements whereby group service entities maintain systems infrastructure and corresponding records on behalf of other group operating entities.